SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	BP details COVID19 response,provides market update dated 01 April 2020
Exhibit 1.2	Director/PDMR Shareholding dated 02 April 2020
Exhibit 1.3	Director/PDMR Shareholding dated 16 April 2020
Exhibit 1.4	Total Voting Rights dated 30 April 2020

Exhibit 1.1

press release

1 April 2020

BP details COVID-19 response
and provides market update

●
Protecting the physical and mental health of our people
●
Supporting the communities where we live and work
●
Strengthening our finances to better weather market volatility

BP today set out actions it is taking in response to the COVID-19 pandemic and ongoing market disruption. It also provided an update on factors expected to affect its first quarter results.

Chief executive Bernard Looney said:

"The world is in a fight against COVID-19 and I want to thank all the people looking after us. The nurses and doctors, the first responders and the police. The people keeping food shops open and deliveries happening. And also the people we don't see so much, like those behind the technologies that mean we can stay connected with our loved ones and with our work colleagues. Many, many are giving their time and risking their own well-being so that we can stay safe and sound. We rely on them, we are indebted to them, and I want to pay tribute to the sacrifices they are making on our behalf.

At BP we are mobilising in our own way across the BP world, taking action with three clear objectives: protecting our people; supporting the communities where we live and work; and strengthening our finances.

Protecting our people

I want to recognize the courage and commitment of thousands of our people out in the field - in retail, offshore, at our plants and elsewhere. I also applaud the adaptability of everyone working from home as they support our operations. Together, we continue to help supply the energy the world needs.

We are doing our best to keep everyone healthy:

         ●
Our operations: Changing shift patterns to make social distancing easier; restricting workplace access; increasing testing; and enabling safe isolation and evacuation of any suspected cases.
         ●
Our retail sites: Boosting precautions to protect both staff and customers with increased cleaning; providing personal protective equipment for staff; installing screens; and implementing social distancing in our stores.
         ●
Our projects: Reducing non-essential activity and manning levels where possible to reduce the risk of the virus spreading. With a large population in a remote, closely confined worksite, we have decided to remove thousands of construction staff from the Tangguh expansion project in Indonesia.
         ●
Our team: Offering psychological support in many ways, recognizing this is a mental health challenge as well as a physical health threat.

Job security is a big worry at this time, so we have taken the decision that for the next three months no BP employees will be laid off as a result of virus-related cost cutting. We simply do not want to add another burden during what is already an incredibly stressful time for individuals and families.

Supporting our communities

Society rightly has high expectations of companies like BP. Given our reach, resources and skills, we have a special responsibility, especially during times like these. I have been admiring how so many businesses around the world are stepping up in a big way.

That is what we are trying to do at BP. We are contributing at a corporate level to help fight the pandemic, and we are also trying to give thousands of BP volunteers the latitude, support and resources to join the fight in the communities where they live and work.

   ●
We have donated $2 million to the COVID-19 Solidarity Response Fund to support the work of the World Health Organization leading and coordinating the international pandemic response.
   ●
In the UK, emergency service vehicles can refuel for free at our retail stations and we are supplying free fuel to air ambulances. We are supporting similar efforts in Spain, Turkey, Poland, and Australia. And in Germany we have provided fuel cards to health care workers.
   ●
We are using our own stocks and supply chain to donate personal protective equipment to health services in the United States, UK, France, Belgium, Spain, The Netherlands and Germany.
   ●
In Brazil, our biofuels joint venture is diverting some of its sugarcane ethanol production to make a disinfectant product and supplying it to local health services that serve a population of 1.4 million.
   ●
Food from cafeterias we have closed in the UK is being donated to foodbanks and charities.
   ●
After coronavirus border restrictions cut off supplies of clean water to a town in Mauritania, our local team repaired an old water tank to provide a temporary supply for the community and is working with authorities and NGOs to develop a permanent solution.
   ●
And around the world, people are putting BP's new purpose into action. Colleagues are running online home-schooling sessions, co-ordinating food deliveries to those in need, and even stitching masks and 3D-printing goggles for local hospitals

We know there is more we can do -- and that we won't get everything right -- but we are challenging ourselves to try to find more ways to have a positive impact.

Strengthening our finances

At the same time, we are in action to protect the financial health of BP. This may be the most brutal environment for oil and gas businesses in decades, but I am confident that we will come through it -- we know what to do and we have done so before. And we also entered this environment in great shape with good operating momentum and financial discipline, strong liquidity and extensive optionality in our portfolio. We remain committed to growing sustainable free cash flow and distributions to our shareholders over the long term.

We are now acting quickly and decisively to further strengthen our financial frame in response to the currently volatile and extremely challenging market conditions. We will continue to review these actions, and any further actions that may be appropriate, in response to changes in prevailing market conditions.

   ●
Divestment programme: BP's existing divestment programme to deliver $15 billion of announced transactions by mid-2021 remains on track. The phasing of receipt of $10 billion of divestment proceeds by the end of 2020 may be revised as transactions complete, particularly while volatile market conditions persist. This includes the sale of our Alaskan business to Hilcorp which we continue to expect will complete during 2020, subject to regulatory approvals. We will provide further information on this transaction going forward, as appropriate.

To date, $9.6 billion of transactions have been announced since the start of 2019, with around $3.4 billion of cash proceeds received. This divestment programme is underpinned by a wide range of options, including assets in less commodity- sensitive businesses where demand remains strong.

   ●
Capital expenditure: We now expect 2020 organic capital spend to be around $12 billion, around 25% below our prior full-year guidance. In Upstream, this includes a reduction of around $1.0 billion in spend on short-cycle onshore activity, including in BPX Energy, as well as deferral of certain exploration and appraisal activity and optimisation of our major project spend. In Downstream, we expect a reduction in spend of around $1.0 billion, which includes reduced spending across our fuels marketing, refining and petrochemicals businesses.

The expected impact of these capex interventions on 2020 underlying Upstream production includes a current reduction of around 70 thousand barrels equivalent per day (mboed) attributable to BPX Energy. Looking ahead, full year 2020     underlying Upstream production is expected to be lower than in 2019.

   ●
Cost savings: We expect to achieve around $2.5 billion of cash cost savings by the end of 2021, compared with 2019, with digitisation and increased integration across the group as key drivers of this next phase of cost efficiencies. Some of these cost savings may have associated restructuring charges, which will be reflected as appropriate in our financial disclosures.

   ●
Liquidity: BP has around $32 billion of cash and undrawn facilities available at the end of the first quarter 2020. Last week S&P reaffirmed BP's A- credit rating while revising its outlook from positive to stable. And today Moody's reaffirmed BP's A1 credit rating and revised its outlook from stable to negative.

First quarter update

BP's first quarter 2020 results are scheduled to be reported on Tuesday 28 April. Notwithstanding the interventions outlined above, the challenging environment is expected to have an impact on our first quarter results and there is uncertainty around how long current depressed commodity pricing and weakness in product demand will continue.

   ●
BP continues to monitor the impact of COVID-19 on our global operations and in the first quarter there was no significant operational impact. This could change through the second quarter;
   ●
BP's first-quarter reported Upstream production is expected to be lower than fourth-quarter 2019, in a range of 2,550-2,600 mboed;
   ●
BP's first-quarter Downstream refining availability is expected to be in a range of 95-96%, with some reduction seen in utilisation towards quarter-end due to reducing fuel demand;
   ●
We expect Downstream first quarter results to be impacted by a significant and growing decline in demand for fuels, jet fuel and lubricants as countries implemented significant measures to address COVID-19. This has been particularly evident in China and, towards quarter-end, has extended into our larger US and European markets;
   ●
The impact of the stronger US dollar on deferred tax balances is expected to significantly increase BP's underlying effective tax rate in the first quarter relative to our full year guidance;
   ●
BP routinely manages its working capital balances across the business with an aim to minimise cash volatility, and as a result we do not expect a benefit to cash flow from the change in first quarter quarter-end pricing;
   ●
BP continues to review potential first quarter impairment charges and currently expects to take a non-cash, non-operating charge of around $1 billion in the quarter;
   ●
BP's marker prices and marker margins for first quarter 2020 can be found in the Investors section of www.bp.com;
   ●
We will provide further details on these and other matters in our first quarter results.

I have been incredibly inspired by the response of colleagues globally to the coronavirus situation. They are taking care of each other, supporting their communities, and identifying new ways to safely drive down costs and strengthen our finances. I truly believe that our purpose is driving our actions during this crisis. That is why I am confident we will weather this storm and emerge better able to deliver our ambition -- to make BP a net zero company by 2050 or sooner and help the world achieve the same goal.

I am just as confident that the world will emerge stronger as well. As hard as that may seem today, we will get through this and learn important lessons in the process. We are seeing the best of people. We are coming together as a global community. We can come out of this crisis closer, more collaborative, and more caring, with all the benefits that brings for society and the planet."

Further information:

BP press office, London: bppress@bp.com, +44 (0)7831 095541

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement.  This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions.  In particular, among other statements, statements relating to the coronavirus pandemic (COVID19) including its risks, impacts, consequences and challenges and how BP is prepared for and responding to this; plans and expectations relating to BP's ambition; plans and expectations relating to the financial frame and the investor proposition,  focus on safety, the operational impact of COVID19,  commitment regarding employee job security, the divestment programme including expectations with respect to completion of transactions and the timing of receipt of  proceeds of agreed disposals (including the announced sale of our Alaskan business to Hilcorp), reductions in organic capital expenditure and reductions in production due to capex interventions,  cash cost savings and associated restructuring charges, full year 2020 production guidance and expected range, expectations for demand for our products, downstream refining availability and expected impact on first quarter results due to decline in demand,  the effective tax rate relative to guidance, working capital balances and assessment of impairment charges, are all forward looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ from those expressed in such statements, depending on a variety of factors including the negative impact of the COVID19 coupled with actions by OPEC+ including the significant drop in the oil price, overall global economic and business conditions impacting our business and demand for our products, as well as  the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com  or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert John Sawers
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0481	205
d)	Aggregated information - Volume - Price - Total	205 £3.0481 £624.86
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Avril Shelley Helen Sawers
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert John Sawers
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0481	205
d)	Aggregated information - Volume - Price - Total	205 £3.0481 £624.86
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3575	93
d)	Aggregated information - Volume - Price - Total	93 £3.3575 £312.25
e)	Date of the transaction	14 April 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3575	93
d)	Aggregated information - Volume - Price - Total	93 £3.3575 £312.25
e)	Date of the transaction	14 April 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3575	93
d)	Aggregated information - Volume - Price - Total	93 £3.3575 £312.25
e)	Date of the transaction	14 April 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3575	93
d)	Aggregated information - Volume - Price - Total	93 £3.3575 £312.25
e)	Date of the transaction	14 April 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.
Total voting rights and share capital

As at 30 April 2020, the issued share capital of BP p.l.c. comprised 20,259,507,373 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,156,274,977. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,264,589,873. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 May 2020
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary